Swell Watercraft LLC (the "Company") an Iowa Limited

Liability Company

Financial Statements

For the fiscal year ended December 31, 2024 and 2023

SWELL WATERCRAFT LLC
Balance Sheets
As of December 31, 2024 & 2023

	As of December 31, 2024	As of December 31, 2023 (PY)
Assets		
Current Assets		
Bank Accounts		
First Interstate Checking	60,781.09	-2,697.47
Key Checking		812.80
Total for Bank Accounts	**$60,781.09**	**-$1,884.67**
Accounts Receivable		
Accounts Receivable (A/R)	69,914.40	69,249.00
Total for Accounts Receivable	**$69,914.40**	**$69,249.00**
Other Current Assets		
Advance to Shareholder - Jim Marsh	575.80	
Due From Rotoform Molding	46,646.65	45,646.65
Inventory Asset	25,621.56	25,621.56
Prepaid Interest -PP Cap Loan	2,070.12	
Total for Other Current Assets	**$74,914.13**	**$71,268.21**
Total for Current Assets	**$205,609.62**	**$138,632.54**
Fixed Assets		
Accumulated Depreciation	-82,623.95	-66,016.95
Fixed Asset Computers	2,500.00	2,500.00
Furniture & Fixtures	5,000.00	5,000.00
Neufeldt Equipment	25,978.58	
Scupper 12 kayak mold	25,587.74	25,587.74
Scupper 14 mold	45,724.61	45,724.61
Scupper 16 mold	33,690.00	33,690.00
Total for Fixed Assets	**$55,856.98**	**$46,485.40**
Other Assets		
Total for Assets	**$261,466.60**	**$185,117.94**
Liabilities and Equity		
Liabilities		
Current Liabilities		
Accounts Payable		
Credit Cards		
Other Current Liabilities		
Iowa Department of Revenue Payable	112.92	
PayPal Capital Loan	32,836.94	30,579.24
Related Party Liabilities	0.00	0.00
Advance from Shareholder - Jim Marsh		33,350.00

Advance from Shareholder - Tom Marsh	1,000.00	1,000.00
Total for Related Party Liabilities	**$1,000.00**	**$34,350.00**
WA DOR Payable	-2.87	-2.87
Total for Other Current Liabilities	**$33,946.99**	**$64,926.37**
Total for Current Liabilities	**$33,946.99**	**$64,926.37**
Long-term Liabilities		
CCM Payable	132,000.00	
Indiegogo Crowd Funding	18,618.25	17,605.40
Kayak Oven Payable	50,000.00	
SAFE	0.00	0.00
SAFE - Direct Investment	113,000.00	113,000.00
SAFE - Wefunder Investments	142,911.73	142,911.73
Total for SAFE	**$255,911.73**	**$255,911.73**
Total for Long-term Liabilities	**$456,529.98**	**$273,517.13**
Total for Liabilities	**$490,476.97**	**$338,443.50**
Equity		
Owner's Equity - Jim Marsh	-78,196.03	-57,624.13
Owner's Equity - Kerri Marsh	-35,514.03	-26,170.96
Owner's Equity-Thom Marsh	-35,514.03	-26,170.96
Owner's Equity-Swell Watercraft 1	-2,913.19	-2,146.78
Owner's Equity-Swell Watercraft 2	-1,188.28	-875.67
Net Income	-75,684.81	-40,337.06
Total for Equity	**-$229,010.37**	**-$153,325.56**
Total for Liabilities and Equity	**$261,466.60**	**$185,117.94**

SWELL WATERCRAFT LLC
Statement of Operations
January-December, 2024 & 2023

	2024	2023
Income		
PayPal Sales	106,060.81	84,762.06
Sales	293,494.06	11,185.28
Shipping Income	7,365.00	
Total for Income	**$406,919.87**	**$95,947.34**
Cost of Goods Sold		
Product cost of sale	1,089.00	
Rotoform product	61,800.00	
Total for Cost of Goods Sold	**$62,889.00**	**0.00**
DOE - Manufacturing Costs		
Hardware	727.23	
Job Materials	2,194.36	152.12
Repair & Maintenance	26,333.33	5,065.09
Small Tools	7,622.14	6,264.17
Subcontractors - COS	75,292.94	5,339.50
Total for DOE - Manufacturing Costs	**$112,170.00**	**$16,820.88**
Freight & delivery - COS	22,558.98	
Kayak Parts	53,520.49	8,251.79
Kayak Shipping - COS	16,855.91	
PayPal Fees	5,683.51	3,316.23
Supplies & Materials - COGS	121,482.60	6,944.79
Total for Cost of Goods Sold	**$395,160.49**	**$35,333.69**
Gross Profit	**$11,759.38**	**$60,613.65**
Expenses		
Auto - misc.	117.07	
Cell Phone	2,093.22	725.53
Gasoline	2,854.06	
General and Admin Expenses	0.00	0.00
Bank Charges	2,049.36	4,392.35
QuickBooks Payments Fees	3,930.90	1,009.76
Total for Bank Charges	**$5,980.26**	**$5,402.11**
Dues & Subscriptions	730.00	200.00
Insurance	681.63	7,288.44
Legal & Professional Fees	14,397.79	13,806.69
Meals and Entertainment	655.50	34.76
Office Expenses	3,175.60	4,222.43
Taxes & Licenses	188.04	238.22
Sales tax paid in excess of collection	53.78	5.11

Total for Taxes & Licenses	**$241.82**	**$243.33**
Rent		4,039.00
Total for General and Admin Expenses	**$25,862.60**	**$35,236.76**
Interest Expense	1,528.89	10,276.24
International Shipping	1,054.50	16,371.32
Marketing	1,828.92	2,005.00
Advertising/Promotional	8,747.58	4,894.44
Trade Shows and Expos	2,200.00	
Travel	2,374.48	5,482.45
Travel Meals	161.45	
Total for Marketing	**$15,312.43**	**$12,381.89**
Office Supplies	376.41	2,345.59
Shipping, Freight & Delivery	12,769.57	7,807.86
Utilities	8,868.44	
Phone		822.20
SOT pros store + shipping facility		1,314.21
Website maintenance		320.11
Total for Expenses	**$70,837.19**	**$87,601.71**
Net Operating Income	**-$59,077.81**	**-$26,988.06**
Other Income		
Other Expenses		
Depreciation Expense	16,607.00	13,349.00
Total for Other Expenses	**$16,607.00**	**$13,349.00**
Net Other Income	**-$16,607.00**	**-$13,349.00**
Net Income	**-$75,684.81**	**-$40,337.06**

SWELL WATERCRAFT LLC
Statement of Cash Flows
January-December, 2024 & 2023

	2024	2023
OPERATING ACTIVITIES		
Net Income	-75,684.81	-40,337.06
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable (A/P)		
Accounts Receivable (A/R)	-665.40	9,346.00
Accumulated Depreciation	16,607.00	13,350.00
Advance to Shareholder - Jim Marsh	-575.80	
Due From Rotoform Molding	-1,000.00	117,051.55
Inventory Asset		-4,990.00
Iowa Department of Revenue Payable	112.92	
PayPal Capital Loan	2,257.70	-5,656.98
Prepaid Interest -PP Cap Loan	-2,070.12	
Related Party Liabilities	-33,350.00	-120,381.22
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-18,683.70**	**8,719.35**
Net cash provided by operating activities	**-94,368.51**	**-31,617.71**
INVESTING ACTIVITIES		
Neufeldt Equipment	-25,978.58	
Scupper 16 Mold		-33,690.00
Net cash provided by investing activities	**-25,978.58**	**-33,690.00**
FINANCING ACTIVITIES		
CCM Payable	132,000.00	
Indiegogo Crowd Funding	1,012.85	17,605.40
Kayak Oven Payable	50,000.00	
Safe		-13,250.00
Owner's Equity		24,247.98
Net cash provided by financing activities	**183,012.85**	**28,603.38**
NET CASH INCREASE FOR PERIOD	**62,665.76**	**-36,704.33**
Cash at beginning of period	**-1,884.67**	**34,819.66**
CASH AT END OF PERIOD	**60,781.09**	**-1,884.67**

SWELL WATERCRAFT LLC

Statement of Changes in Members' Equity

For the Years Ended December 31, 2024 and 2023

(Unaudited - Prepared under U.S. GAAP)

Accounts	2024	2023
Members' Equity - Beginning of Year	**($153,325.56)**	**($137,741.52)**
Owner's Equity - Jim Marsh	($57,624.13)	($52,070.76)
Owner's Equity - Kerri Marsh	($26,170.96)	($23,637.79)
Owner's Equity - Thom Marsh	($26,170.96)	($23,637.79)
Owner's Equity - Swell Watercraft 1	($2,146.78)	($1,941.66)
Owner's Equity - Swell Watercraft 2	($875.67)	($792.04)
Net Income (Prior Year)	($40,337.06)	($35,661.48)
Net Loss for the Year	**($75,684.81)**	**($40,337.06)**
Member Contributions/(Distributions)	**$0.00**	**$24,753.02**
Jim Marsh	$0.00	$11,106.89
Kerri Marsh	$0.00	$5,066.38
Thom Marsh	$0.00	$5,066.38
Swell Watercraft 1	$0.00	$2,308.25
Swell Watercraft 2	$0.00	$1,205.12
Members' Equity - End of Year	**($229,010.37)**	**($153,325.56)**
Owner's Equity - Jim Marsh	($78,196.03)	($57,624.13)
Owner's Equity - Kerri Marsh	($35,514.03)	($26,170.96)
Owner's Equity - Thom Marsh	($35,514.03)	($26,170.96)
Owner's Equity - Swell Watercraft 1	($2,913.19)	($2,146.78)
Owner's Equity - Swell Watercraft 2	($1,188.28)	($875.67)
Net Income (Current Year)	($75,684.81)	($40,337.06)

Swell Watercraft LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2024 and 2023
$USD

1. ORGANIZATION AND PURPOSE

Swell Watercraft LLC. (the "Company") is a limited liability company organized in October 2016 under the laws of Delaware. The Company manufactures performance-engineered sit-on-top kayaks featuring a patent-pending design that lowers the paddler's feet below the waterline for enhanced speed, comfort and stability. The company produces these kayaks in its U.S. manufacturing facility in Iowa to scale production and control domestic output.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company entered into a loan with a related party in March 2020. As of December 31, 2024, the outstanding principal of the loan was $6,091.

No other related party transactions require disclosure.

5. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.